Robert J. Perna
Vice President - General Counsel & Secretary

December 10, 2013

FILED BY EDGAR

Ms. Susan Block
Attorney- Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    A. M. Castle & Co.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 11, 2013
File No. 001-05415

Dear Ms. Block:

On behalf of A. M. Castle & Co. (the “Company” or “we”), I am submitting this letter in response to the comments received from you on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), in a letter dated December 4, 2013, relating to the Company’s Annual Report on Form 10-K (“Form 10-K”) for the fiscal year ended December 31, 2012 filed with the Commission on March 11, 2013. To facilitate your review, we have recited the comment from your letter in bold type and have followed the comment with the Company’s response.

Signatures, page 101

1.
Please confirm that your principal accounting officer or controller will sign your Form 10-K in his individual capacity, as such. If he is signing in more than one capacity, please indicate each capacity in which he has signed. This signature should appear in the second signature block of the signature section.

Response:
The Company confirms that in future filings it will include the signature of the principal accounting officer or controller in the second signature block of the signature section, and that to the extent he signs the report in more than one capacity, we will identify each capacity in which he has signed.

U.S. Securities and Exchange Commission
December 10, 2013

In connection with responding to the comments of the Staff, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information regarding the above, please do not hesitate to contact me at (847) 349-2516.

Sincerely,

/s/ Robert J. Perna
Robert J. Perna
Vice President, General Counsel & Secretary

cc:	Scott J. Dolan
Scott F. Stephens